UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2005

DEUTSCHE TELEKOM AG

(Translation of registrant’s name into English)

Friedrich-Ebert-Allee 140

53113 Bonn

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101 (b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101 (b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No  ☒

This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

Press Release

Bellevue, November 8, 2005

T-MOBILE USA HITS 20 MILLION CUSTOMER MILESTONE IN THE THIRD QUARTER 2005, WHILE ACHIEVING RECORD OIBDA MARGIN

•      1.06 million net new customers added in Q3 2005, breaking 20 million total customer milestone

•      $1.17 billion in Operating Income Before Depreciation and Amortization (OIBDA) in Q3 2005, up 48% from Q3 2004

•      OIBDA margin of 34% achieved in the quarter

•      Q3 2005 net income of $458 million, up more than 80% from Q3 2004

•      T-Mobile awarded highest honors for the second consecutive year in both the J.D. Power and Associates 2005 Wireless Regional Customer Satisfaction Index Study and the 2005 Wireless Retail Satisfaction Performance Study

In the third quarter of 2005, T-Mobile USA added 1.06 million net new customers, up from 972,000 customers added in the second quarter of 2005 and 901,000 added in the third quarter of 2004.  Approximately 68% of the growth in the third quarter of 2005 came from new postpay customers, which currently comprise over 86% of T-Mobile USA’s total customer base.  Approximately 32% of the growth came from new prepaid customers, a similar proportion as in the second quarter of 2005, continuing to reflect the success of T-Mobile USA’s attractive prepaid offering.

T-Mobile’s commitment to providing world-class customer service continued to be recognized in independent studies in the third quarter. During the third quarter T-Mobile earned highest honors for the second consecutive year in both

T-Mobile USA

12920 SE 38th Street

Bellevue, Washington 98006

Phone 1-800-318-9270

Internet http://www.T-Mobile.com

the J.D. Power and Associates 2005 Wireless Regional Customer Satisfaction Index Study and the 2005 Wireless Retail Satisfaction Performance Study.

“Our employees and Deutsche Telekom’s shareholders have much to be pleased about,” said T-Mobile USA President and CEO Robert Dotson.  “In the third quarter, we hit the key 20 million customer milestone, adding more than one million new net customers.  We achieved this strong customer growth while also delivering a solid OIBDA margin of 34%, a result that reflects our disciplined approach to managing costs.  For the second year in a row we captured top Overall Customer Satisfaction awards from J.D. Power and Associates.  Bottom line - our Get More Minutes, Features and Service initiatives continue to resonate with our customers.”

René Obermann, CEO of T-Mobile International and member of the board of management of Deutsche Telekom (NYSE: DT), stated,  “T-Mobile USA once again delivered outstanding results and continues to be a top driver of growth across our entire business.  Their continued strong operating performance has made the US operations an integral part to Deutsche Telekom’s overall success.”

T-Mobile USA reported OIBDA of $1.17 billion in the third quarter of 2005 compared to $1.08 billion in the second quarter of 2005 and $788 million in the third quarter of 2004. T-Mobile USA’s net income for the third quarter of 2005 was $458 million, up from $387 million in the second quarter of 2005 and $254 million in the third quarter of 2004.

T-Mobile USA service revenues, which consist of postpay, prepaid, roaming and other service revenues, were $3.15 billion in the third quarter of 2005, up from $3.04 billion in the second quarter of 2005 and $2.61 billion in the third quarter of 2004.  Affiliate and other revenues were $235 million in the third quarter of 2005, down from $269 million in the second quarter of 2005 and up from $35 million in the third quarter of 2004. These revenues include Wi-Fi revenues, co-location rental income, and revenues from the usage of our network in California, Nevada, and New York by Cingular’s customers who have not yet transitioned to Cingular’s own network. Total revenues, including service, equipment, and other revenues were $3.80 billion in the third quarter of 2005.

Average Revenue Per User (“ARPU,” as defined in the footnotes to the Selected Data, below) was $53 in the third quarter of 2005, down slightly from $54 in the second quarter of 2005 and $55 in the third quarter of 2004. Data services revenue continued to grow in the third quarter, and now represents 8.8% of postpay ARPU, compared to 8.2% in the second quarter of 2005 and 5.6% in the third quarter of 2004.  Key to data services revenue growth was a net increase of 68,000 BlackBerry customers in the quarter, bringing the total number of BlackBerry users to 662,000. The launch of our EDGE network in the third quarter of 2005 and continued Wi-Fi hot-spot expansion underlines our ongoing commitment to provide customer focused data services.

Postpay churn averaged 2.4% per month in the third quarter of 2005, down from 2.6% in the third quarter of 2004, and up slightly from the 2.3% in the second quarter of 2005.  Blended churn, including both postpay and prepaid customers, was 2.9% in the third quarter of 2005, compared to 2.8% achieved in the second quarter of 2005 and slightly below 3.0% in the third quarter of 2004. While churn decreased year on year in the third quarter, it increased slightly from the second quarter of 2005 due to the seasonal impact of more customers reaching their one-year service anniversaries in the third quarter of the year.

The average cost of acquiring a customer, Cost Per Gross Add (“CPGA”, as defined in the footnotes to the Selected Data, below) was $271 in the third quarter of 2005, down from $310 in the second quarter of 2005 and $301 in the third quarter of 2004.  The quarter on quarter improvement is due to a reduction in handset subsidies, while at the same time achieving solid customer growth.

The average cash cost of serving customers, Cash Cost Per User (“CCPU”, as defined in the footnotes to the Selected Data, below), was $24.65 per customer per month in the third quarter of 2005, down from $25.66 in the second quarter of 2005 and up slightly from $24.23 in the third quarter of 2004.  The increase in CCPU relative to 2004 reflects the inclusion in our results of all the costs to operate the networks in California, Nevada and New York associated with the acquisition of full ownership of those networks at the beginning of 2005, including the costs of providing transitional network services to Cingular’s customers. The year on year increase in CCPU also reflects the change in our accounting for operating leases in the fourth quarter of 2004 – see further discussion in the footnotes to the Selected Data, below.

Capital expenditures were $585 million in the third quarter of 2005, compared with $815 million in the second quarter of 2005 and $453 million in the third quarter of 2004.  Capital expenditures in the third quarter of 2004 did not include $124 million related to the network joint venture with Cingular, which was terminated in the first quarter of 2005.  T-Mobile USA added almost 1,000 new cell sites in the third quarter of 2005, bringing the total number of cell sites to nearly 32,000. During the first nine months of 2005 we added more than 2,400 new cell sites, reflecting our continued commitment to improving network coverage and quality.

This press release includes non-GAAP financial measures. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information provided in accordance with GAAP. Reconciliations from the non-GAAP financial measures to the most directly comparable GAAP financial measures are provided below following Selected Data and the financial statements.

T-Mobile USA, Inc. (“T-Mobile USA”) is the U.S. operation of T-Mobile International AG & Co. KG (“T-Mobile International”), the mobile communications subsidiary of Deutsche Telekom AG (“Deutsche Telekom”) (NYSE: DT). In order to provide comparability with the results of other U.S. wireless carriers all financial amounts are in USD and are based on accounting principles generally accepted in the United States (“GAAP”).  T-Mobile USA results are included in the consolidated results of Deutsche Telekom, but differ from the information contained herein as Deutsche Telekom reports financial results in accordance with International Financial Reporting Standards (IFRS).

SELECTED DATA FOR T-MOBILE USA

(‘000)	YTD 05	Q3 05	Q2 05	Q1 05	YTD 04	Q3 04
Covered population	232,000	232,000	232,000	229,000	226,000	226,000
Customers, end of period	20,302	20,302	19,243	18,271	16,295	16,295
thereof postpay customers	17,512	17,512	16,796	16,115	14,528	14,528
thereof prepaid customers	2,790	2,790	2,447	2,156	1,767	1,767
Net customer additions	2,988	1,059	972	957	3,167	901

Minutes of use/post pay customer/month	956	985	960	921	867	908
Postpay churn	2.3%	2.4%	2.3%	2.3%	2.5%	2.6%
Prepaid churn	6.5%	6.6%	6.4%	6.4%	6.4%	6.6%
Blended churn	2.8%	2.9%	2.8%	2.8%	3.0%	3.0%

($ / month)
ARPU (blended) (1)	54	53	54	54	55	55
ARPU (postpay)	55	55	55	54	55	56
ARPU (prepaid)	26	24	27	28	29	28
Cost of serving (CCPU) (3)	26	25	26	26	24	24
Cost per gross add (CPGA) (4)	310	271	310	357	315	301

($ million)
Total revenues	10,853	3,802	3,614	3,437	8,441	3,035
Service revenues (1)	9,047	3,153	3,040	2,854	7,284	2,612
OIBDA (2),(5)	3,073	1,166	1,081	826	1,997	788
OIBDA margin (8)	31%	34%	33%	27%	27%	30%
Capital expenditures (6)	4,238	585	815	2,838	1,716	453
Cell sites on-air (7)	31,840	31,840	30,876	29,869	29,056	29,056

Since all companies do not calculate these figures in the same manner, the information contained in this press release may not be comparable to similarly titled measures reported by other companies.

(1)   Average Revenue Per User (“ARPU”) represents the average monthly service revenue we earn from our customers.  ARPU is calculated by dividing service revenues for the specified period by the average customers during the period, and further dividing by the number of months in the period.  We believe ARPU provides useful information to evaluate the recurring revenues generated from our customer base.

Service revenues include postpay, prepaid, and roaming and other service revenues, and do not include equipment sales, affiliate and other revenues. Revenues from our Wi-Fi business, co-location rental income, and revenues for network usage by Cingular customers who have not yet transitioned from the former joint venture networks in California, Nevada, and New York, are therefore not included in ARPU.

(2)   As a result of financial statement restatements by numerous U.S. public companies and publication of a letter by the Chief Accountant of the SEC to the American Institute of Certified Public Accountants on February 7, 2005, clarifying the interpretation of existing US GAAP accounting literature applicable to certain operating leases and leasehold improvements, T-Mobile USA changed its accounting for operating leases and recorded a cumulative adjustment representing a net charge to net income of $143 million in the fourth quarter of 2004, of which $71 million related to the years 2001 through 2003. The net cumulative adjustment was comprised of a $200 million increase in rent expense based primarily on rent escalation clauses related to future renewal periods of cell site leases; an increase of $33 million in the equity loss from the network sharing venture with Cingular also related to cell site leases; a reduction of $53 million in depreciation expense to adjust the depreciable life of leasehold improvements; and a reduction of $36 million in the loss provision related to dissolution of the network sharing joint venture with Cingular. Financial results for 2004 and prior periods have not been restated.

The following table provides the impact of the cumulative adjustments as it relates to the quarterly results in 2004 as if restated.

($ million)	Total 2004	Q4 2004	Q3 2004	Q2 2004	Q1 2004
OIBDA (2),(5)	(93.4)	(24.2)	(23.9)	(23.2)	(22.1)
OIBDA margin (8)	(0.9)%	(0.9)%	(0.9)%	(0.9)%	(1.0)%
Depreciation	(2.0)	(.5)	(.5)	(.5)	(.5)
Equity (loss)	(13.6)	(3.5)	(3.4)	(3.4)	(3.3)
Other expense	36.4	36.4	—	—	—
Net income/(loss)	(72.6)	8.2	(27.8)	(27.1)	(25.9)

($ / month)
CCPU (3)	1	1	1	1	1

(3)   The average cash cost of serving customers, or Cash Cost Per User (“CCPU”) is a non-GAAP financial measure and includes all network and general and administrative costs as well as the subsidy loss on equipment (handsets and accessories) sales unrelated to customer acquisition.  This measure is calculated as a per month average by dividing the total costs for the specified period by the average total customers during the period and further dividing by the number of months in the period. We believe that CCPU, which is a measure of the costs of serving a customer, provides relevant and useful information to our investors and is used by our management to evaluate the operating performance of our business.

(4)   Cost Per Gross Add (“CPGA”) is a non-GAAP financial measure and is calculated by dividing the costs of acquiring a new customer, consisting of customer acquisition costs plus the subsidy loss on equipment (handsets and accessories) sales related to customer acquisition for the specified period, divided by gross customers added during the period. We believe that CPGA, which is a measure of the cost of acquiring a customer, provides relevant and useful information to our investors and is used by our management to evaluate the operating performance of our business.

(5)   OIBDA is a non-GAAP financial measure, which we define as operating income before depreciation and amortization. In a capital-intensive industry such as wireless telecommunications, we believe OIBDA, as well as the associated percentage margin calculation, to be meaningful measures of our operating performance. OIBDA should not be construed as an alternative to operating income or net income as determined in accordance with GAAP, as an alternative to cash flows from operating activities as determined in accordance with GAAP or as a measure of liquidity. We use OIBDA as an integral part of our planning and internal financial reporting processes, to evaluate the performance of our senior management and to compare our performance with that of many of our competitors. We believe that operating income is the financial measure calculated and presented in accordance with GAAP that is the most directly comparable to OIBDA.

(6)   2004 amounts exclude our investment to fund capital expenditures in the network sharing joint venture with Cingular Wireless LLC (“Cingular”). 2005 amounts include capital expenditures in the coverage areas previously served by the venture.

(7)   2004 amounts include sites in New York, California and Nevada previously owned and operated by our network sharing joint venture.

(8)   OIBDA margin is a non-GAAP financial measure, which we define as OIBDA (as described in note 5 above) divided by total revenues less equipment sales.

T-MOBILE USA

Condensed Consolidated Balance Sheets

(dollars in millions)

(unaudited)

	September 30,	December 31,
	2005	2004
ASSETS
Current assets:
Cash and cash equivalents	$203	$182
Accounts receivable, net of allowance for doubtful accounts of $156 and $158, respectively	1,991	1,657
Inventory	355	444
Other current assets	432	2,818
	2,981	5,101
Property and equipment, net of accumulated depreciation of $4,975 and $3,247, respectively	10,368	6,718
Goodwill	10,704	10,704
Spectrum licenses	11,502	11,087
Other intangible assets, net of accumulated amortization of $278 and $791, respectively	295	35
Investments in and advances to unconsolidated affiliates	5	1,203
Other assets and investments	211	212
	$36,066	$35,060

LIABILITIES AND SHAREHOLDER’S EQUITY

Current liabilities:
Accounts payable	$864	$615
Accrued liabilities	1,137	1,002
Loss provision on network transaction	—	792
Deferred revenue	357	335
Current portion of deferred tax liability	22	—
Current portion of capital lease	1	1
Construction accounts payable	562	438
Current portion of long-term notes payable to affiliates	—	2,505
Total current liabilities	2,943	5,688

Long-term notes payable to affiliates	6,473	5,127
Deferred tax liabilities	3,157	3,096
Other long-term liabilities	1,725	395
Total long-term liabilities other than shares	11,355	8,618

Voting preferred stock	5,000	5,000
Total long-term liabilities	$16,355	$13,618

Minority interest in equity of consolidated subsidiaries	62	18

Commitments and contingencies

Shareholder’s equity:
Common stock	39,452	39,433
Deferred stock compensation	—	(3)
Accumulated deficit	(22,746)	(23,694)
Total shareholder’s equity	16,706	15,736
	$36,066	$35,060

T-MOBILE USA

Condensed Consolidated Statements of Operations

(dollars in millions)

(unaudited)

	Quarter Ended September 30, 2005	Quarter Ended September 30,2004
Revenues: Postpay	$2,832	$2,370
Prepaid	182	144
Roaming and other services	139	98
Equipment sales	414	388
Affiliate and other	235	35
Total revenues	3,802	3,035
Operating expenses:
Network	735	556
Cost of equipment sales	648	573
General and administrative	596	496
Customer acquisition	657	622
Depreciation and amortization	558	295
Total operating expenses	3,194	2,542
Operating income	608	493
Other income (expense):
Interest expense	(112)	(175)
Equity in net losses of unconsolidated affiliates	1	(34)
Interest income and other, net	5	—
Total other income (expense)	(106)	(209)
Income before income taxes	502	284
Income tax expense	(44)	(30)
Net income	$458	$254

T-MOBILE USA

Condensed Consolidated Statements of Cash Flows

(dollars in millions)

(unaudited)

	Quarter Ended September 30, 2005	Quarter Ended September 30, 2004
Operating activities:
Net income	$458	$254
Adjustments to reconcile net income to net cash provided by operating activites:
Depreciation and amortization	558	295
Income tax expense	44	30
Amortization of debt discount and premium, net	(9)	(7)
Equity in net losses of unconsolidated affiliates	(1)	34
Stock-based compensation	1	1
Allowance for bad debts	(7)	(2)
Deferred rent	6	—
Other, net	(21)	(8)
Changes in operating assets and liabilities:
Accounts receivable	(35)	(122)
Inventory	(98)	(218)
Other current assets	56	6
Accounts payable	4	76
Accrued liabilities	98	278
Net cash provided by operating activities	1,054	617
Investing activities:
Purchases of property and equipment	(585)	(453)
Investments in and advances to unconsolidated affiliates, net	—	(244)
Net cash used in investing activities	(585)	(697)
Financing activities:
Long-term debt repayments	(500)	—
Long-term debt borrowings from affiliates, net	—	277
Change in minority interest	22	—
Book overdraft	8	(211)
Net cash (used in) / provided by financing activities	(470)	66

Change in cash and cash equivalents	(1)	(14)
Cash and cash equivalents, beginning of period	204	122
Cash and cash equivalents, end of period	$203	$108

T-MOBILE USA

Reconciliation of Non-GAAP Financial Measures to GAAP Financial Measures

(dollars in millions, except for CPGA and CCPU)

(unaudited)

OIBDA can be reconciled to our operating income as follows (refer to footnote 2 of the Selected Data Table for the quarterly impacts of the cumulative operating lease adjustment):

	YTD 2005	Q3 2005	Q2 2005	Q1 2005	YTD 2004	Q3 2004
OIBDA	$3,073	$1,166	$1,081	$826	$1,997	$788
Depreciation and amortization	(1,662)	(558)	(585)	(519)	(1,008)	(295)

Operating income	$1,411	$608	$496	$307	$989	$493

The following schedule reflects the CPGA calculation and provides a reconciliation of cost of acquiring customers used for the CPGA calculation to customer acquisition costs reported on our condensed consolidated statements of operations:

	YTD 2005	Q3 2005	Q2 2005	Q1 2005	YTD 2004	Q3 2004
Customer acquisition costs	$2,036	$657	$668	$711	$1,938	$622

Plus: Subsidy loss
Equipment sales	(1,050)	(414)	(305)	(331)	(1,067)	(388)
Cost of equipment sales	1,884	648	575	661	1,594	573
Total subsidy loss	834	234	270	330	527	185
Less: Subsidy loss unrelated to customer acquisition	(458)	(133)	(153)	(172)	(228)	(100)
Subsidy loss related to customer acquisition	376	101	117	158	299	85

Cost of acquiring customers	$2,412	$758	$785	$869	$2,237	$707

CPGA ($ / new customer added)	$310	$271	$310	$357	$315	$301

The following schedule reflects the CCPU calculation and provides a reconciliation of the cost of serving customers used for the CCPU calculation to total network costs plus general and administrative costs reported on our condensed consolidated statements of operations (refer to footnote 2 of the Selected Data Table for the quarterly impacts of the cumulative operating lease adjustment):

	YTD 2005	Q3 2005	Q2 2005	Q1 2005	YTD 2004	Q3 2004
Network costs	$2,134	$735	$718	$681	$1,540	$556
General and administrative	1,726	596	572	558	1,372	496
Total network and general and administrative costs	3,860	1,331	1,290	1,239	2,912	1,052

Plus: Subsidy loss unrelated to customer acquisition	458	133	153	172	228	100

Total cost of serving customers	$4,318	$1,464	$1,443	$1,411	$3,140	$1,152

CCPU ($ / customer per month)	$26	$25	$26	$26	$24	$24

About T-Mobile USA, Inc.:

Based in Bellevue, Wash., T-Mobile USA, Inc. is a member of the T-Mobile International group, the mobile telecommunications subsidiary of Deutsche Telekom AG (NYSE: DT). T-Mobile USA’s GSM/GPRS voice and data networks in the United States (including roaming and other agreements) reach more than 264 million people. In addition, T-Mobile owns and operates the largest carrier grade, commercial wireless broadband network in the United States, providing Wi-Fi at more than 6,400 public locations throughout the country. Through its Get More® promise, T-Mobile provides customers with more minutes, more features and more service. For more information, visit the company Web site at www.t-mobile.com. T-Mobile® and Get More® are federally registered trademarks of Deutsche Telekom AG and T-Mobile USA Inc., respectively.

About T-Mobile International:

T-Mobile International, one of Deutsche Telekom AG’s three main strategic business areas, is one of the world’s leading international mobile communications providers. T-Mobile International’s majority-held mobile companies today serve more than 83 million mobile customers in Europe and the U.S. For more information about T-Mobile International, please visit http://www.t-mobile.net/. For further information on Deutsche Telekom, please visit http://www.telekom.de/investor-relations.

Press Contacts:	Investor Relations Contacts:

Philipp Schindera	Investor Relations Bonn
T-Mobile International	Deutsche Telekom
+49 228.936.1700	+49 228.181.88880

Hans Ehnert	Nils Paellmann/Bernie Scholtyseck
Deutsche Telekom	Investor Relations New York
+49 228.181.4949	Deutsche Telekom
+1 212.424.2951 or +1 212.424.2926
+1 877.DT SHARE (toll-free)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

	By:	/s/ ppa. Guido Kerkhoff

Name: Guido Kerkhoff

Title: Senior Executive Vice President
Chief Accounting Officer

Date: November 9, 2005